Exhibit 99.1

Gridsum Provides Additional Information Regarding Audit Committee Investigation And

Update On Anticipated Timing For Filing Audited Financial Statements And Annual Report

BEIJING, December 17, 2018 – Gridsum Holding Inc. (“Gridsum” or “Company”) (Nasdaq: GSUM) today provided additional information on the previously disclosed investigation by its Audit Committee and certain issues raised by its former auditor PricewaterhouseCoopers Zhong Tian LLP (“PwC”) related to revenue recognition, cash flow, cost and expense items, and their underlying documentation. The Audit Committee conducted the investigation with assistance from external legal and accounting advisors. The Audit Committee concluded the investigation in October 2018. The Audit Committee determined that:

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an agreement entered into between the Company and a significant vendor, providing Gridsum the exclusive right to develop a distribution network for a key product, appeared to be an arms-length transaction;

•	the Audit Committee was unable to reach conclusions with respect to issues relating to certain expense items due to documentation issues;

•	due to the nature of the issues relating to the Company’s revenue recognition, cash flow, cost and expense items, and underlying documentation, such issues should be resolved in the audit process; and

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the Company had made significant progress in implementing, and continued to take, a number of remedial steps to bolster substantially its financial controls and contract management processes as recommended by the Audit Committee, including implementing a new expense control system, hiring additional accounting staff, hiring consultants to improve internal procedures, and providing additional training to employees.

The Audit Committee also provided the Company’s independent auditor with detailed information regarding the issues raised by PwC. The Company continues to make significant progress finalizing its audited financial statements as of and for the years ended December 31, 2015, 2016 and 2017, and to file its annual report on form 20-F for the year ended December 31, 2017 (the “Annual Report”). The Company believes that the Annual Report will be filed on or about January 31, 2019.

About Gridsum

Gridsum Holding Inc. (Nasdaq: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better informed decisions and be more productive.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Among other things, express or implicit statements about the potential delisting of the Company’s American depositary shares, and the Company’s plan to file its 2017 Annual Report on Form 20-F, are forward-looking statements. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to uncertainty about whether a stay of delisting will be granted, potential difficulties in completing the audit of its financial statements, and potential difficulties in finalizing and filing its 2017 Annual Report on Form 20-F. Further information regarding these and other risks is included in Gridsum’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

For more information please visit http://www.gridsum.com/.

Investor Relations

Gridsum

ir@gridsum.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

Email: carnell@christensenir.com

In U.S.

Mr. Tip Fleming

Phone: +1 917 412 3333

Email: tfleming@christensenir.com

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